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                                        P.O. Box 2600
                                        Valley Forge, PA  19482-2600

                                        610-669-1538
                                        Judy_L_Gaines@vanguard.com

April 3, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission           via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Institutional Index Fund

Dear Mr. Sandoe:

 The following responds to your comments of March 31, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 43 that was filed on February 16, 2006.

Comment 1:        Prospectus - Frequent Trading or Market Timing
----------------------------------------------------------------
Comment:          Each Fund's broad policies with respect to frequent trading and market-timing are disclosed under the heading "Frequent
                  Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of each Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:         We believe that each Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of each Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.
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April 3, 2006
Page 2

Comment 2:        Prospectus - Back Cover
-----------------------------------------
Comment:          Clarify that the shareholder reports and the SAI are available at no charge at Vanguard's website.

Response:         We will add the requested clarification.

Comment 3:        Institutional Total Stock Market Index Fund and Total Stock
                  Market Index Fund - Primary Investment Strategy
-----------------------------------------------------------------
Comment:          Include the market capitalization range of the Fund's target benchmark.

Response:         We have considered the comment but do not plan to add the
                  requested disclosure. Form N-1A does not specifically require that a market capitalization range be part of a fund's primary investment strategy disclosure. This particular fund discloses its strategy of tracking its target index that represents the performance of the entire market. The fund replicates the index by investing most of its assets in the index's largest 1200-1300 stocks, and it samples the remaining stocks. As a result, like the index, the fund has a market capitalization range that spans the market in its entirety.
                  As such, we do not think the requested disclosure is material in determining whether to invest in the Fund.

Comment 4:        Extended Market Index Fund - Primary Risks
------------------------------------------------------------
Comment:          Include disclosure about the risks of small- and mid-cap
                  stocks.

Response:         In the Investment Style Risk section we disclose that the
                  small- and mid-cap stocks held by the Fund could trail the returns of the overall market. We also includes small- and mid-cap risk disclosure with respect to this Fund in the Item
                  4 disclosure. We are satisfied that the level of disclosure currently in the prospectus is sufficient.

Comment 5:        Tandy Requirements
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

                  As required by the SEC, the Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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April 3, 2006
Page 3

 Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department